Exhibit 99.1

JinkoSolar Announces Fourth Quarter and Full Year 2015 Financial Results

SHANGHAI, China, March 1, 2016 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the fourth quarter and full year ended December 31, 2015.

Fourth Quarter 2015 Highlights

•	Total solar module shipments were 1,709.9 megawatts ("MW"), which includes 92.7 MW to be used in the Company’s downstream projects. Total solar module shipments increased 50.7% from 1,134.9 MW in the third quarter of 2015 and 58.6% from 1,078.3 MW in the fourth quarter of 2014.

•	As of December 31, 2015, the Company had connected 1,006.6 MW worth of solar power projects.

•	Total revenues were RMB6.07 billion (US$937.7 million), representing an increase of 49.9% from the third quarter of 2015 and an increase of 104.4% from the fourth quarter of 2014.

•	Solar power projects generated electricity of 154.4 GWh, a 34.0% decrease from the third quarter of 2015 due to the seasonality and the curtailment of projects in China’s western regions, and an increase of 67.9% from the fourth quarter of 2014 due to the increase in number and capacity of solar power projects. Revenues generated from solar power projects were RMB136.3 million (US$21.0 million), representing a decrease of 33.8% from the third quarter of 2015 and an increase of 69.4% from the fourth quarter of 2014.

•	Gross margin was 19.5%, compared with 21.3% in the third quarter of 2015 and 22.8% in the fourth quarter of 2014.

•	Income from operations was RMB 482.7 million (US$74.5 million), compared with RMB384.0 million in the third quarter of 2015 and RMB236.6 million in the fourth quarter of 2014.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB 349.4 million (US$ 53.9 million), compared with RMB195.1 million in the third quarter of 2015 and RMB244.7 million in the fourth quarter of 2014.

•	Diluted earnings per American depositary share ("ADS") were RMB10.92 (US$1.68), compared with RMB3.12 in the third quarter of 2015 and RMB3.12 in the fourth quarter of 2014.

•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2015 was RMB 503.5 million (US$77.7 million), compared with RMB253.3 million in the third quarter of 2015 and RMB237.1 million in the fourth quarter of 2014.

•	Non-GAAP basic and diluted earnings per ADS were RMB16.12 (US$2.48) and RMB15.72 (US$2.44), respectively, in the fourth quarter of 2015.

Full Year 2015 Highlights

•	Total solar module shipments were 4,511.6 MW, which include 304.0 MW to be used in the Company’s downstream solar power projects, an increase of 53.3% from 2,943.6 MW for the full year 2014.

•	As of December 31, 2015, the Company has connected 1,006.6 MW worth of solar power projects.

•	Total revenues were RMB16.08 billion (US$2.48 billion) for the full year 2015, an increase of 61.1% from RMB9.98 billion for the full year 2014.

•	Revenues generated from solar power projects were RMB622.1 million (US$96.0 million), representing a 161.8% increase from RMB237.6 million in 2014.

•	Gross margin was 20.3% for the full year 2015, compared with 22.4% for the full year 2014.

•	Income from operations was RMB1.33 billion (US$205.9 million), compared RMB931.6 in the full year 2014.

•	Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders was RMB683.8 million (US$105.6 million) for the full year 2015, compared with RMB673.0 million for the full year 2014.

•	Diluted earnings per ADS for the full year 2015 was RMB21.40 (US$3.32), compared with RMB15.44 for the full year 2014.

•	Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2015 was RMB1.15 billion (US$177.0 million), compared with RMB800.2 million for the full year 2014.

•	Non-GAAP basic and diluted earnings per ADS for the full year 2015 were RMB36.80 (US$5.68) and RMB35.88 (US$5.52), respectively.

Mr. Kangping Chen, JinkoSolar’s Chief Executive Officer commented, “I am pleased to report a strong finish to the year with record high total module shipments and revenue. Total module shipments reached 1,709.9 MW during the quarter which resulted in total revenues of US$937.7 million, an increase of 104.4% over the same period in 2014. This translates into module shipments for the entire year of 4,511.6 MW, and total revenues of US$2.48 billion. Global demand remains strong, especially in key solar markets, which gives us good visibility for the entire year and leaves us very confident about our future prospects.”

“Our downstream business remains a key focus of ours as we continue to work on building its long-term viability and sustainability. Electricity output during the fourth quarter of 2015 reached 154.4 GWh, down 34.0% sequentially while generating RMB136.3 million in revenue. We connected 161 MW of solar power projects to the grid during the fourth quarter which brings our total capacity of connected projects to 1,006.6 MW as of December 31, 2015. Aside from the effects of seasonality, power output was impacted by the curtailment of projects in China’s western regions and strong rainfall in eastern regions. A number of events beyond our control such as delays in subsidy catalog update and a prolonged grid-connection process made us fall short of our connection target for the year but we are confident in our ability to rapidly make up for this shortfall this year. We are now accelerating the spin-off process to maximize shareholder value.”

“The depreciation of the RMB over the past half year has caused considerable turmoil in the global markets. We have been increasing our hedge ratio to ensure that its impact on our business remains limited. Despite recent economic volatility, we remain positive on China’s long-term development given that we just entered the first year of the new national five-year plan which is expected to further deepen structural supply-side reforms.”

“Global demand for solar energy continues to grow steadily. We remain the market leader in China where growth and demand is expected to be strong and more balanced this year. With the extension of ITC, the biggest market uncertainty has been removed in the US which provides us with good visibility on market stability well into 2018. ASPs in major markets are expected to further stabilize during the first quarter of 2016 as demand grows. We remain cautious about the expansion of production capacity, but with demand growing sharply, we have plans in place to expand our manufacturing capacity to meet our minimum market demand expectations.”

“In conclusion, we finished off the year on a very strong footing with record shipments and revenues that demonstrate the efficiency of our operations and value that our customers all over the world place on our brand and products. Our focus on maintaining the highest quality standard in the industry allows us to provide our customers with reliable, high-efficiency PV products regardless of where they are based. I am confident about our growth prospects as we continue to deliver long-term value to our shareholders.”

Fourth Quarter 2015 Financial Results

Total Revenues

Total revenues in the fourth quarter of 2015 were RMB6.07 billion (US$937.7 million), representing an increase of 49.9% from RMB4.1 billion in the third quarter of 2015 and an increase of 104.4% from RMB2.97 billion in the fourth quarter of 2014, respectively. The sequential increase in total revenues was mainly attributable to the increase in shipments of solar modules. The year-over-year increase was mainly due to the increase in shipments as well as electricity revenues.

During the fourth quarter of 2015, revenues from downstream solar power projects were RMB136.3 million (US$21.0 million), representing a decrease of 33.8% from RMB205.8 million in the third quarter of 2015 and an increase of 69.4% from RMB80.4 million in the fourth quarter of 2014. The sequential decrease was primarily due to seasonality and the curtailment of projects in China’s western regions. The year-over-year increase in solar power project revenues was primarily due to the increase in number and capacity of the Company’s solar projects. Gross profit for solar power project revenues was RMB46.3 million (US$7.2 million) during the fourth quarter of 2015, representing a gross margin of 34.0%.

The Company has entered into certain sales contracts with retainage terms (the "Retainage Contracts") since the second half of 2012, under which customers were allowed to withhold payment of 5% to 10% of the full contract price as retainage for the specified period which generally ranges from one year to two years (the "Retainage Period"). Given the limited experience the Company has with respect to the collectability of the retainage under the Retainage Contracts, the Company does not recognize such retainage until the customers pay it after the Retainage Period expires. The total amount of retainage under the Retainage Contracts that was not recognized as revenues was RMB11.7 million (US$1.8 million) and nil for the fourth and the third quarter of 2015, respectively. During the fourth quarter of 2015, the Company recognized retainage payments of RMB35.3 million (US$5.4 million) as revenues. As of December 31, 2015, the cumulative amount of retainage that had not yet been recognized as revenue was RMB156.2 million (US$24.1 million).

Gross Profit and Gross Margin

Gross profit in the fourth quarter of 2015 was RMB1.18 billion (US$182.6 million), compared with RMB864.6 million in the third quarter of 2015 and RMB678.2 million in the fourth quarter of 2014.

Gross margin was 19.5% in the fourth quarter of 2015 compared with 21.3% in the third quarter of 2015 and 22.8% in the fourth quarter of 2014. The sequential decrease was from the lower gross margins of electricity revenues due to seasonality and the curtailment of projects in China’s western regions.

Income from Operations and Operating Margin

Income from operations in the fourth quarter of 2015 was RMB482.7 million (US$74.5 million), compared RMB384.0 million in the third quarter of 2015 and RMB236.6 million in the fourth quarter of 2014. Operating margin in the fourth quarter of 2015 was 7.9%, compared with 9.5% in the third quarter of 2015 and 8.0% in the fourth quarter of 2014, respectively.

Total operating expenses in the fourth quarter of 2015 were RMB700.3 million (US$ 108.1 million), an increase of 45.7% from RMB480.6 million in the third quarter of 2015 and an increase of 58.6% from RMB441.5 million in the fourth quarter of 2014. The sequential increase in operating expenses was mainly due to increases in shipping and warranty costs and provisions of accounts receivable.

Total operating expenses excluding non-cash expenses, including stock-based compensation, the provisions for doubtful accounts, and disposal and impairment of fixed assets were RMB 587.1 million (US$90.6 million), compared to RMB493.1 million in the third quarter of 2015 and RMB388.7 million in the fourth quarter of 2014.

Total operating expenses excluding non-cash charges as a percentage of total net revenues was 9.7% in the fourth quarter of 2015, compared to 12.2% in the third quarter of 2015 and 13.1% in the fourth quarter of 2014.

Interest Expense, Net

Net interest expense in the fourth quarter of 2015 was RMB97.3 million (US$15.0 million), a decrease of 33.5% from RMB146.2 million in the third quarter of 2015 and an increase of 18.5% from RMB82.1 million in the fourth quarter of 2014. The sequential decrease was mainly due to lower interest expenses associated with the discounted notes receivable and the capitalization of interests expensed in the prior year. The year-over-year increase was mainly due to an increase in loans used for solar power projects.

Exchange Gain / (Loss), Net

The Company recorded an exchange gain of RMB72.1 million (US$11.1 million) including change in fair value of forward contracts in the fourth quarter of 2015. The Company had net exchange loss of RMB121.6 million in the third quarter of 2015 and net exchange loss of RMB6.8 million in the fourth quarter of 2014. The sequential and year-over-year changes were mainly due to the Company’s proactive hedging strategy to minimize foreign exchange impact.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes of RMB48.7 million (US$7.5 million), and a gain from a change in fair value of capped call options of RMB4.0 million (US$0.6 million). The loss from change in fair value of convertible senior notes was primarily due to the increase in the price of the Company’s stock during the fourth quarter of 2015. The Company repurchased convertible senior notes for an aggregate amount of US$22.5 million during the fourth quarter.

Equity in Income of Affiliated Companies

The Company recognized equity income from affiliated companies of RMB1.7 million (US$0.3 million) in the fourth quarter of 2015 as a result of its share of profits for solar power projects held by affiliated companies.

Income Tax Expense / (Benefit), Net

The Company recorded an income tax expense of RMB59.6 million(US$9.2 million) in the fourth quarter of 2015, compared with an income tax expense of RMB34.2 million in the third quarter of 2015 and an income tax benefit of RMB9.4 million during the fourth quarter of 2014.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2015 was RMB349.4 million (US$53.9 million), compared with RMB195.1 million in the third quarter of 2015 and RMB244.7 million in the fourth quarter of 2014.

Basic and diluted earnings per share were RMB2.80 (US$0.43) and RMB2.73 (US$0.42), respectively, during the fourth quarter of 2015. This translates into basic and diluted earnings per ADS of RMB11.20 (US$1.72) and RMB10.92 (US$1.68), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders in the fourth quarter of 2015 was RMB503.5 million (US$77.7 million), compared with RMB253.3 million in the third quarter of 2015 and RMB237.1 million in the fourth quarter of 2014.

Non-GAAP basic and diluted earnings per share were RMB4.03 (US$0.62) and RMB3.93 (US$0.61), respectively, during the fourth quarter for 2015. This translates into non-GAAP basic and diluted earnings per ADS of RMB16.12 (US$2.48) and RMB15.72 (US$2.44), respectively.

Financial Position

As of December 31, 2015, the Company had RMB4.24 billion (US$654.4 million) in cash and cash equivalents and restricted cash, compared with RMB3.7 billion of cash and cash equivalents and restricted cash as of September 30, 2015.

As of December 31, 2015, the total interest-bearing debts were RMB10.29 billion (US$1.59 billion), compared with RMB10.60 billion as of September 30, 2015, of which interest-bearing debts from downstream solar power projects accounted for RMB4.93 billion (US$760.3 million), compared with RMB 4.07 billion as of September 30, 2015.

As of December 31, 2015, the Company's working capital was negative RMB640.3 million (US$98.8 million), compared with negative RMB734.3 billion as of September 30, 2015.

Full Year 2015 Financial Results

Total Revenues

Total revenues for the full year 2015 were RMB16.08 billion (US$2.48 billion), an increase of 61.1% from RMB9.98 billion for the full year 2014. The increase in total revenues was mainly attributable to the increase in shipments of solar modules and electricity revenues from solar projects.

Gross Profit and Gross Margin

Gross profit for the full year 2015 was RMB3.3 billion (US$504.8 million), an increase of 46.0% from RMB2.2 billion for the full year 2014. Gross margin was 20.3% for the full year 2015, compared with 22.4% for the full year 2014. The decrease in gross margin was primarily due to a slight decline in solar module ASPs.

Income from Operations and Operating Margin

Income from operations for the full year 2015 was RMB1.33 billion (US$205.9 million), compared with RMB931.6 million for the full year 2014. Operating margin for the full year 2015 was 8.3%, compared with 9.3% for the full year 2014.

Total operating expenses for the full year 2015 were RMB1.94 billion (US$298.9 million), an increase of 48.0% from RMB1.3 billion for the full year 2014. Operating expenses represented 12.0% of total revenues for the full year 2015, compared with 13.1% for the full year 2014. The increase in total operating expense is primarily due to the increase of shipping and warranty, and stock-based compensation expenses.

Interest Expense, Net

Net interest expense for the full year 2015 was RMB385.9 million (US$59.6 million), an increase of 34.2% from RMB287.7 million in 2014. The increase was primarily due to the increase in bank borrowings used for the construction of downstream solar power projects in 2015.

Exchange Loss

The Company recorded an exchange loss of RMB61.2 million (US$9.4 million) in the full year 2015. The Company had net exchange loss of RMB147.8 million in 2014.

Change in Fair Value of Convertible Senior Notes and Capped Call Options

The Company recognized a loss from a change in fair value of convertible senior notes and capped call options of RMB14.6 million (US$2.2 million) for the full year 2015, compared with a gain of RMB64.1 million in 2014, primarily due to changes in the Company’s stock price.

Equity in Gain of Affiliated Companies

The Company recognized equity gain of affiliated companies of RMB13.7 million (US$2.1 million) for the full year 2015 as a result of its share of profits for solar power projects held by affiliated companies.

Income Tax Expense/(Benefit), Net

The Company recognized an income tax expense of RMB111.9 million (US$17.3 million) for the full year 2015, compared with a tax benefit of RMB134.3 million in 2014. The Company’s evaluation of its deferred tax assets was based on both positive and negative indications of the ability to realize the benefits of such tax assets. Based on the strong financial performance of certain subsidiaries, the Company determined that the future taxable income of certain subsidiaries would be sufficient to realize the benefits of such tax assets and reversed the valuation allowance of RMB203.6 million in 2014.

Net Income and Earnings per Share

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2015 was RMB683.8 million (US$105.6 million), compared with a net income of RMB673.0 million in 2014.

Basic and diluted income per share for the full year 2015 was RMB5.49 (US$0.85) and RMB5.35 (US$0.83), respectively. This translates into basic and diluted earnings per ADS of RMB21.96 (US$3.40) and RMB21.40 (US$3.32), respectively.

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders for the full year 2015 was RMB1.15 billion (US$177.0 million), compared with non-GAAP net income of RMB800.2 million in 2014.

Non-GAAP basic and diluted earnings per share for the full year 2015 were RMB9.20 (US$1.42) and RMB8.97 (US$1.38), respectively, which translates into non-GAAP basic and diluted earnings per ADS of RMB36.80 (US$5.68) and RMB35.88 (US$5.52), respectively.

Fourth Quarter and Full Year 2015 Operational Highlights

Solar Module Shipments

Total solar module shipments in the fourth quarter of 2015 amounted to 1,709.9 MW, including 92.7 MW to be used in the Company’s downstream projects. In comparison, total solar module shipments for the third quarter of 2015 amounted to 1,134.9 MW, including 71.0 MW to be used in the Company’s downstream projects.

Total solar module shipments in 2015 amounted to 4,511.6 MW, including 304.0 MW to be used in the Company’s downstream projects. In comparison, total solar module shipments in 2014 amounted to 2,943.4 MW, including 520 MW to be used in the Company’s downstream projects.

Solar Power Project Capacity

As of December 31, 2015, the Company had connected 1,006.6 MW of solar power projects to the grid.

Solar Products Production Capacity

As of December 31, 2015, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 3 GW, 2.5 GW and 4.3 GW, respectively.

Recent Business Developments

●	In November 2015, JinkoSolar was invited to the COP21 climate change conference held in Paris.

●	In January 2016, JinkoSolar announced that its multi-crystalline PV modules were the first to receive the China Quality Certification Center's Top Runner Program level-one energy efficiency certification in China.

●	In January 2016, JinkoSolar announced that it had entered into an agreement to supply up to one gigawatt (GW) of solar PV modules to sPower, a leading US independent power producer (IPP) company.

●	In January 2016, JinkoSolar announced that it had formed a consortium with RWE AG through its subsidiary RWE Innogy to jointly participate in the 800 MW Solar Photovoltaic Independent Power Project - Phase III tendered by the Dubai Electricity and Water Authority in Dubai, United Arab Emirates.

Operations and Business Outlook

First Quarter and Full Year 2016 Guidance

For the first quarter of 2016, the Company estimates total solar module shipments to be in the range of 1.3 GW to 1.4 GW, which includes 1.2 GW to 1.3 GW module shipments to third parties. Revenues will not be recognized for the modules shipped to its own downstream projects as required by U.S. GAAP.

For the full year 2016, the Company estimates total solar module shipments to be in the range of 6 GW and 6.5 GW which includes 5.4 GW to 5.7 GW module shipments to third parties. Full year newly-added solar power project development scale is expected to be in the range of 600 MW to 800 MW.

Conference Call Information

JinkoSolar's management will host an earnings conference call on Tuesday, March 1, 2016 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852-5808-3202
U.S. Toll Free:	+1-855-298-3404
Passcode:	JinkoSolar

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, March 7, 2016. The dial-in details for the replay are as follows:

International:	+61-2-9641-7900
U.S. Toll Free:	+1-866-846-0868
Passcode:	2922383

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 3 GW for silicon ingots and wafers, 2.5 GW for solar cells, and 4.3 GW for solar modules, as of December 31, 2015. JinkoSolar also sells electricity in China, and had connected approximately 1,006.6 MW of solar power projects to the grid, as of December 31, 2015.

JinkoSolar has over 15,000 employees across its 5 productions facilities in Jiangxi and Zhejiang Provinces, China, Malaysia, Portugal and South Africa, 12 global sales offices in China, Spain, the United Kingdom, the United Arab Emirates, Jordan, Saudi Arabia, Egypt, Morocco, Ghana, Brazil, Costa Rica and Mexico and 11 oversea subsidiaries in Germany, Italy, Switzerland, the United States, Canada, Australia, Singapore, Japan, India, South Africa and Chile.

To find out more, please see: www.jinkosolar.com

Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles (“GAAP”), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings Per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options, and accretion to redemption value of redeemable non-controlling interest:

•	Non-GAAP net income is adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain/(loss) on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests; and

•	Non-GAAP earnings per share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar’s current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of December 31, 2015, which was RMB6.4778 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-6061-1792
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-1548
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

 JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended
	December 31, 2014	September 30, 2015	December 31, 2015
	RMB	RMB	RMB	USD
Revenues from third parties	2,971,253	4,052,520	6,074,130	937,684

Cost of revenues	(2,293,087)	(3,187,894)	(4,891,073)	(755,052)

Gross profit	678,166	864,626	1,183,057	182,632

Operating expenses:
Selling and marketing	(253,978)	(302,547)	(366,232)	(56,536)
General and administrative	(144,241)	(138,214)	(295,077)	(45,552)
Research and development	(37,619)	(39,869)	(39,039)	(6,027)
Impairment of long lived assets	(5,702)	-	-	-
Total operating expenses	(441,540)	(480,630)	(700,348)	(108,115)

Income from operations	236,626	383,996	482,709	74,517
Interest expenses, net	(82,102)	(146,235)	(97,263)	(15,015)
Change in fair value of derivative liability	-	(2,532)	436	67
Subsidy income	42,284	43,562	55,125	8,510
Exchange (loss)/gain	(45,351)	(109,560)	62,355	9,626
Other income/(expense), net	99	(230)	(14,792)	(2,283)
Change in fair value of forward contracts	38,555	(12,035)	9,774	1,509
Change in fair value of convertible senior notes and capped call options	80,179	111,021	(45,301)	(6,993)
Income before income taxes	270,290	267,987	453,043	69,938
Income tax benefit/(expense)	9,405	(34,225)	(59,593)	(9,200)
Equity in income of affiliated companies	2,141	7,021	1,691	261
Net income	281,836	240,783	395,141	60,999
Less: Net income attributable to non-controlling interests	15	2,024	855	132
Less: Accretion to redemption value of redeemable non-controlling interests	37,107	43,678	44,934	6,937
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	244,714	195,081	349,352	53,930
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	1.97	1.56	2.80	0.43
Diluted	0.78	0.78	2.73	0.42

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	7.88	6.24	11.20	1.72
Diluted	3.12	3.12	10.92	1.68

Weighted average ordinary shares outstanding:
Basic	124,271,181	124,771,933	124,922,950	124,922,950
Diluted	155,066,407	155,612,355	128,057,418	128,057,418

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	281,836	240,783	395,141	60,999
Other comprehensive income/(loss):
-Unrealized loss on available-for-sale securities, net	(540)	-	(1,078)	(166)
-Foreign currency translation adjustments	2,613	6,364	(7,489)	(1,156)
Comprehensive income	283,909	247,147	386,574	59,677
Less: Comprehensive income attributable to non-controlling interests	15	2,024	855	132
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	283,894	245,123	385,719	59,545

NON-GAAP RECONCILIATION

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	244,714	195,081	349,352	53,930

Change in fair value of derivative liability	-	2,532	(436)	(67)

Change in fair value of convertible senior notes and capped call options	(80,179)	(111,021)	45,301	6,993

4% of interest expense of convertible senior notes	16,779	16,932	16,946	2,616

Exchange loss/(gain) on convertible senior notes and capped call options	(8,557)	65,224	30,251	4,670

Stock-based compensation expense	27,231	40,832	17,139	2,646

Accretion to redemption value of redeemable non-controlling interests	37,107	43,678	44,934	6,937

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	237,095	253,258	503,487	77,725

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	1.91	2.03	4.03	0.62
Diluted	1.53	1.63	3.93	0.61

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	7.64	8.12	16.12	2.48
Diluted	6.12	6.52	15.72	2.44

Non-GAAP weighted average ordinary shares outstanding
Basic	124,271,181	124,771,933	124,922,950	124,922,950
Diluted	155,066,047	155,612,355	128,057,418	128,057,418

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2014	December 31, 2015
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	1,777,021	3,683,664	568,660
Restricted cash	517,055	555,724	85,789
Restricted short-term investments	1,599,302	1,759,566	271,630
Short-term investments	112,000	29,427	4,543
Accounts receivable, net - related parties	174,534	60,974	9,413
Accounts receivable, net - third parties	3,118,303	3,356,719	518,188
Notes receivable, net - third parties	72,881	554,087	85,536
Advances to suppliers, net - related parties	1,184	1,021	158
Advances to suppliers, net - third parties	80,922	251,390	38,808
Inventories, net	1,891,148	3,203,325	494,508
Forward contract receivables	47,713	7,039	1,087
Deferred tax assets - current	77,562	79,101	12,211
Other receivables - related parties	163	-	-
Available-for-sale investment	20,876	-	-
Capped Call options	-	17,490	2,700
Prepayments and other current assets	916,656	1,035,063	159,786

Total current assets	10,407,320	14,594,590	2,253,017

Non-current assets:
Restricted cash	142,737	333,750	51,522
Project Assets	4,353,070	7,044,729	1,087,519
Long-term investments	103,118	116,787	18,029
Property, plant and equipment, net	3,101,795	3,771,455	582,212
Land use rights, net	371,932	349,914	54,017
Intangible assets, net	9,964	21,203	3,273
Deferred tax assets - no current	102,124	125,844	19,427
Capped call options	21,098	-	-
Other assets	474,478	786,276	121,380

Total non-current assets:	8,680,316	12,549,958	1,937,379

Total assets	19,087,636	27,144,548	4,190,396

LIABILITIES
Current liabilities:
Accounts payable - related parties	1,479	1,479	228
Accounts payable - third parties	3,147,732	3,783,305	584,042
Notes payable - third party	2,452,444	2,513,762	388,058
Accrued payroll and welfare expenses	312,431	475,598	73,420
Advances from customers	423,089	1,299,805	200,655
Income tax payable	75,789	106,042	16,370
Other payables and accruals	1,392,144	2,228,567	344,033
Other payables due to a related party	7,577	4,993	771
Forward contract payables	30,901	4,296	663
Convertible senior notes- current	-	650,917	100,484
Deferred tax liabilities - current	6,187	9,266	1,430
Bonds payable and accrued interests	66,726	866,726	133,799
Short-term borrowings from third parties, including current portion of long-term bank borrowings	2,606,866	3,290,149	507,911

Total current liabilities	10,523,365	15,234,905	2,351,864

Non-current liabilities:
Long-term borrowings	956,500	4,627,904	714,425
Long-term payables	66,906	56,956	8,792
Bond payables	800,000	-	-
Accrued warranty costs -non-current	229,489	329,237	50,825
Convertible senior notes	1,540,399	856,064	132,154
Deferred tax liability - non-current	2,573	11,380	1,757
Derivative liability - non current	-	68,378	10,556
Total non-current liabilities	3,595,867	5,949,919	918,509

Total liabilities	14,119,232	21,184,824	3,270,373

Redeemable non-controlling interests	1,435,585	1,607,926	248,221

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 124,292,030 and 125,473,930 shares issued and outstanding as of December 31, 2014 and December 31, 2015, respectively)	18	18	3
Additional paid-in capital	2,794,025	2,924,336	451,440
Statutory reserves	251,905	351,855	54,317
Accumulated other comprehensive income	11,874	12,491	1,928
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2014 and December 31, 2015, respectively	(13,876)	(13,876)	(2,142)
Accumulated retained earnings	463,151	1,047,045	161,636

Total JinkoSolar Holding Co., Ltd. shareholders' equity	3,507,097	4,321,869	667,182

Non-controlling interests	25,722	29,929	4,620

Total liabilities and shareholders' equity	19,087,636	27,144,548	4,190,396

 JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	2014	2015
	RMB	RMB	USD
Revenues from third parties	9,977,972	16,076,482	2,481,781

Revenues from related parties	557	-	-

Total revenues	9,978,529	16,076,482	2,481,781

Cost of revenues	(7,738,489)	(12,806,680)	(1,977,010)

Gross profit	2,240,040	3,269,802	504,771

Operating expenses:
Selling and marketing	(769,011)	(1,144,559)	(176,689)
General and administrative	(426,573)	(647,894)	(100,018)
Research and development	(106,627)	(143,671)	(22,178)
Impairment of long lived assets	(6,217)	-	-
Total operating expenses	(1,308,428)	(1,936,124)	(298,885)

Income from operations	931,612	1,333,678	205,886
Interest expenses, net	(287,668)	(385,942)	(59,579)
Change in fair value of derivative liability	-	(2,096)	(324)
Convertible senior notes issuance costs	(26,053)	-	-
Subsidy income	49,785	103,578	15,990
Exchange loss	(147,058)	(117,732)	(18,175)
Other expense, net	(1,692)	(14,982)	(2,313)
Change in fair value of forward contracts	(715)	56,562	8,732
Change in fair value of convertible senior notes and capped call options	64,102	(14,571)	(2,250)
Income before income taxes	582,313	958,495	147,967
Income tax benefit/(expense)	134,334	(111,864)	(17,269)
Equity in income of affiliated companies	9,549	13,669	2,110
Net income	726,196	860,300	132,808
Less:Net income attributable to non-controlling interests	851	4,207	649
Less:Accretion to redemption value of redeemable non-controlling interests	52,321	172,340	26,605
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	673,024	683,753	105,554

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share:
Basic	5.47	5.49	0.85
Diluted	3.86	5.35	0.83

Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per ADS:
Basic	21.88	21.96	3.40
Diluted	15.44	21.40	3.32

Weighted average ordinary shares outstanding:
Basic	122,980,870	124,618,416	124,618,416
Diluted	153,786,531	127,802,961	127,802,961

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE (LOSS) INCOME

Net income	726,196	860,300	132,808
Other comprehensive (loss)/income:
-Unrealized loss on available-for-sale securities	(5,630)	(413)	(64)
-Foreign currency translation adjustments	4,634	1,030	159
Comprehensive income	725,200	860,917	132,903
Less: comprehensive (loss)/income attributable to non-controlling interests	(851)	4,207	649

Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	726,051	856,710	132,254

NON-GAAP RECONCILIATION

1. Non-GAAP income per share and non-GAAP earnings per ADS

GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	673,024	683,753	105,553

Change in fair value of derivative liability	-	2,096	324

Convertible senior notes issuance costs	26,053	-	-
Change in fair value of convertible senior notes and capped call options	(64,102)	14,571	2,250

4% of interest expense of convertible senior notes	64,961	67,362	10,399

Exchange loss on convertible senior notes and capped call options	5,298	93,874	14,492

Stock-based compensation expense	42,690	112,682	17,395

Accretion to redemption value of redeemable non-controlling interests	52,321	172,340	26,605

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders-	800,245	1,146,678	177,018

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders per share -
Basic	6.51	9.20	1.42
Diluted	5.20	8.97	1.38

Non-GAAP net income attributable to JinkoSolar Holding Co., Ltd. ‘s ordinary shareholders per ADS -
Basic	26.04	36.80	5.68
Diluted	20.80	35.88	5.52

Weighted average ordinary shares outstanding used in Non-GAAP EPS-
Basic	122,980,870	124,618,416	124,618,416
Diluted	153,786,531	127,802,961	127,802,961